Filed by First Union Corporation

                                       Pursuant to Rule 425 under the Securities
                                       Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                       Subject Company: Wachovia Corporation
                                       Commission File No. 1-9021

                                       Date: May 4, 2001



         This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

         The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and
(10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

         The proposed transaction will be submitted to First Union's and Wachovia's stockholders for their consideration, and, on April 26, 2001, First Union filed a registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus of First Union and Wachovia and other relevant documents concerning the proposed transaction. Stockholders are urged to read the definitive joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important  information.  You  will  be  able  to  obtain  a  free  copy  of  the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).

         First Union and Wachovia, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of First Union and Wachovia in connection with the merger. Information about the directors and executive officers of First Union and their ownership of First Union common stock is set forth in First Union's proxy statement on Schedule 14A, as filed with the SEC on March 13, 2001. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in Wachovia's proxy statement on Schedule 14A, as filed with the SEC on March 19, 2001. Additional information regarding the interests of those participants may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

THE FOLLOWING IS A PORTION OF A VIDEO BROADCAST TO FIRST UNION EMPLOYEES

                                   MAY 3, 2001
                               "FIRST UNION TODAY"

LET'S GO TO OUR TALK WITH KEN THOMPSON.
GINNY MACKIN CAUGHT UP WITH KEN ON MONDAY, APRIL 30th, JUST BEFORE THE TOWN MEETINGS STARTED AND ASKED FOR HIS THOUGHTS ON HOW THE MERGER IS PROCEEDING.
>> KEN, THANK YOU FOR JOINING US. IT'S BEEN ABOUT TWO WEEKS SINCE WE ANNOUNCED THE MERGER WITH WACHOVIA. WHAT DO YOU THINK EMPLOYEES NEED TO HEAR FROM YOU RIGHT NOW ABOUT HOW IT'S GOING?
>>KEN: IT'S ONLY BEEN TWO WEEKS?
[ LAUGHTER ]
IT'S BEEN A BUSY TWO WEEKS. I THINK WHAT I'D LIKE EMPLOYEES TO HEAR FROM ME IS THAT THIS THING SEEMS TO BE GOING VERY, VERY WELL, AND I THINK WE'VE GOT A PARTNERSHIP HERE WITH ANOTHER COMPANY THAT WE'VE COMPETED AGAINST FOR YEARS AND YEARS AND YEARS, WHICH IS GOING TO BE A GOOD PARTNERSHIP, IT'S GOING TO ALLOW US TO BE A BETTER COMPANY BECAUSE OF IT.

>> WHAT ABOUT THE PROGRESS WE'VE MADE? WHAT STANDS OUT THE MOST TO YOU RIGHT
NOW?

>>KEN: WELL, I THINK, NUMBER ONE, THE MARKET HAS EMBRACED THIS MERGER, AND THAT MAY BE CONFUSING TO SOME OF THE PEOPLE LISTENING IN BECAUSE THEY SEE OUR STOCK IS DOWN. THE TRUTH IS, IF YOU COMPARE THIS MERGER WITH ALMOST ALL OF THE MERGERS OVER THE LAST FIVE OR SIX YEARS, OUR STOCK HAS PERFORMED BETTER AFTER THE ANNOUNCEMENT DATE THAN ALMOST ANY OF THOSE, AND SO THAT MAKES ME FEEL GOOD. THAT SAYS THAT PEOPLE WHO OWN OUR STOCK, BY IN LARGE, SEE THE VALUE OF THE MERGER.

>> SPEAKING OF THE STREET AND THE STREET'S REACTION, WE'VE SEEN SOME ANALYSTS' REPORTS THAT HAVE GIVEN US SOME MIXED RATINGS ACTUALLY. WHAT DO YOU WANT TO SAY ABOUT THAT?

>>KEN: WHAT THE ANALYSTS DON'T LIKE ABOUT THIS MERGER IS THE TIMING OF IT. THEY ALL SEE THE FINANCIAL STRUCTURE AS BEING VERY STRONG. THE FACT THAT THERE'S A LOW PREMIUM, THEY SEE IS VERY ATTRACTIVE. THEY BELIEVE THAT THE COMBINED COMPANY WITH ITS MASS AND SCALE UP AND DOWN THE EAST COAST IS A GREAT IDEA. BUT THE THING THAT TRIPS THEM UP IS THEY SAY, YOU WENT THROUGH A RESTRUCTURING AT FIRST UNION STARTING LAST JUNE, AND WE DON'T YET HAVE CLEAR EVIDENCE THAT THAT RESTRUCTURING IS WORKING, AND NOW YOU'RE LAYING ON TOP OF IT THIS HUGE MERGER. SO THEY DON'T LIKE THE TIMING. WHAT I TRIED TO SAY TO THEM IS, CERTAINLY, WE WOULD HAVE LIKED ANOTHER YEAR UNDER OUR BELT BEFORE WE ANNOUNCED SOMETHING LIKE THIS, BUT YOU DO A DEAL LIKE THIS WHEN YOU CAN DO THE DEAL AND THE TIMING WAS RIGHT FOR WACHOVIA. THE TIMING WAS RIGHT FOR US, AND WE COULDN'T PUT IT ON ICE SO WE ANNOUNCED IT.

>> AND WHAT ABOUT THE REACTION FROM OTHER GROUPS?
COMMUNITIES, CUSTOMERS, EMPLOYEES, THE PRESS?

>>KEN: WELL, DIFFERENT REACTIONS FROM DIFFERENT CONSTITUENCIES.
I THINK, OBVIOUSLY, THE CHARLOTTE COMMUNITY SEES IT AS VERY POSITIVE BECAUSE THE COMPANY'S GOING TO BE HEADQUARTERED IN CHARLOTTE. THE COMMUNITY IN WINSTON-SALEM SEES IT AS A NEGATIVE BECAUSE THEY'RE LOSING A MAJOR CORPORATE HEADQUARTERS. OUTSIDE OF THAT, I THINK THAT COMMUNITIES WILL REACT THE WAY WE LEAD THEM TO REACT. THAT IS, WE'VE GOT TO UNDERLINE THE FACT THAT WE ARE GOING TO CONTINUE TO BE GREAT CITIZENS IN THE COMMUNITIES WHERE WE OPERATE, AND THEREFORE, THEY SHOULD SEE VERY LITTLE DIFFERENCE.

I THINK EMPLOYEES ARE GOING THROUGH A RANGE OF EMOTIONS. I TALKED EARLIER ABOUT HOW LOSING THE FIRST UNION NAME IS AN EMOTIONAL THING FOR ME AND FOR MANY OTHER EMPLOYEES AT FIRST UNION. I THINK AT WACHOVIA, CERTAINLY, EMPLOYEES THERE ARE FEELING, IN SOME WAYS, THE WAY THE PRESS HAS COVERED THIS, IT MAKES IT SOUND LIKE WACHOVIA SOLD THE COMPANY, AND THEY'RE PROBABLY FEELING SOMEWHAT OF A LOSS, AND I THINK WHAT WE NEED TO DO IS JUST MAKE SURE THAT ALL EMPLOYEES OF BOTH SIDES OF THE COMPANY REALIZE THAT WHAT WE'VE GOT HERE IS AN INCREDIBLE OPPORTUNITY TO TAKE THE BEST OF TWO GREAT COMPANIES AND CREATE A WORLD-CLASS FINANCIAL ORGANIZATION, AND IF WE CAN ALL GET FOCUSED ON LOOKING FORWARD, LOOKING BEYOND THE INTEGRATION AND THINKING ABOUT THE FUTURE, THIS CAN BE VERY EXCITING. LET ME JUST -- YOU ASKED ABOUT OTHER CONSTITUENCIES, AND LET ME JUST MENTION CUSTOMERS. I THINK HERE, THE BALL IS IN OUR COURT TO MAKE SURE THAT CUSTOMERS UNDERSTAND THAT THE RESULT OF THIS MERGER IS GOING TO BE GOOD FOR THEM. IT'S GOING TO MEAN MORE CONVENIENCE, MORE PRODUCTS. BETTER COVERAGE, ALL OF THOSE THINGS, BUT I DON'T THINK THAT IS TREMENDOUSLY APPARENT TO CUSTOMERS WHEN YOU ANNOUNCE A MERGER. WE HAVE TO DO A WONDERFUL JOB TO MAKE SURE AS WE GO THROUGH THIS INTEGRATION PROCESS CUSTOMER RELATIONSHIPS ARE UNHARMED, AND THAT WILL REALLY BE THE DETERMINANT OF WHETHER THIS WORKS OR NOT.

>> YOU BROUGHT UP THE INTEGRATION.

WE'VE GROWN SO MUCH BY ACQUISITION.
YET, THIS IS A DIFFERENT TYPE OF INTEGRATION.
IT FEELS DIFFERENT.  IT'S A MERGER OF EQUALS.

TALK TO US ABOUT WHAT THIS MEANS AND HOW WE SHOULD LOOK AT THIS DIFFERENTLY, AND, FRANKLY, HOW WE SHOULD BEHAVE THROUGH A TRANSITIONAL PERIOD?

>>KEN: WELL, THAT'S A GREAT QUESTION, GINNY. THIS IS A DIFFERENT MERGER. EVERY OTHER MERGER WE'VE BEEN THROUGH, FIRST UNION WAS ACQUIRING A COMPANY, AND IT WAS NEGOTIATED UPFRONT THAT EVERYTHING SWITCHES TO FIRST UNION PROCESSES, FIRST UNION SYSTEMS. WE'RE SIMPLY MAPPING ANOTHER COMPANY INTO OUR COMPANY. HERE. WE ARE MERGING TWO GREAT COMPANIES, AND SO DAY ONE, WE DON'T KNOW NECESSARILY WHICH TECHNOLOGY PLATFORM WE'RE GOING TO USE OR WHICH BUSINESS PROCESS WE'RE GOING TO USE. THAT WILL ALL UNFOLD AS WE GO THROUGH THE INTEGRATION PROCESS, AND WE'RE COMMITTED TO PICKING BEST IN CLASS REGARDLESS OF WHICH SIDE IT COMES FROM. THAT REALLY IS GOING TO PUT AN ONUS ON US AS WE GO THROUGH INTEGRATION TO MAKE GOOD DECISIONS, TO MAKE RATIONAL DECISIONS AND ALL OF US ARE GOING TO HAVE TO SORT OF BUY INTO THE PROPOSITION THAT WE'RE CREATING A NEW COMPANY. AND WE'RE GOING TO HAVE TO BE WILLING TO GIVE AS WELL AS RECEIVE IN THIS PROCESS, AND SO I THINK -- I JUST THINK IT PUTS A PREMIUM ON TEAMWORK. IT PUTS A PREMIUM ON TRYING TO MAKE THE BEST DECISIONS FOR EVERYBODY INVOLVED. MAYBE VALUING THE TEAM A LITTLE MORE THAN MY OWN TURF RIGHT NOW, TRYING TO THINK ABOUT CUSTOMERS AND SHAREHOLDERS A LITTLE BIT MORE THAN HOW IT AFFECTS ME INDIVIDUALLY, AND I THINK WE'VE ALL JUST GOT TO TRUST IN THE FACT THAT IF WE DO THAT, WE'RE GOING TO END UP WITH A COMPANY THAT'S BETTER FOR EVERYBODY. I KNOW I'M ASKING PEOPLE TO MAKE A REAL LEAP OF FAITH WHEN I SAY THAT, BUT I THINK IT'S IMPORTANT, AND I THINK IF WE CAN ALL DO THAT, WE'LL GET A BETTER OUTCOME.

>> WELL, THAT'S INSPIRING.

OVER THE NEXT SEVERAL WEEKS, YOU AND BUD BAKER WILL BE VISITING A NUMBER OF CITIES AND BRINGING TOGETHER A LOT OF EMPLOYEES FROM BOTH WACHOVIA AND FIRST UNION.

>>KEN: RIGHT.

>> AND THEY'LL BE SITTING IN THE AUDIENCE AND REALLY WATCHING BOTH OF YOU, LISTENING AND ASKING A LOT OF QUESTIONS. AS WE GO INTO THAT PROCESS, WHAT WOULD YOU LIKE OUR EMPLOYEES TO HEAR UP FRONT AS WE HEAD INTO THOSE MEETINGS?

>>KEN: WELL, I WANT THEM TO HEAR THAT THIS IS A GREAT IDEA.
THIS IS A WONDERFUL, NEW CHAPTER IN ALL OF OUR LIVES. I WANT TO SAY TO THEM, BOTH THE WACHOVIA PEOPLE AND THE FIRST UNION PEOPLE, THAT THIS IS A PARTNERSHIP THAT WILL WORK. I HAVE BEEN TALKING WITH BUD BAKER FOR SEVEN MONTHS ON AND OFF. I'VE COME TO RESPECT HIM IMMENSELY. HE'S A PERSON WHO, WHEN HE TELLS YOU SOMETHING, YOU KNOW IT'S TRUE AND YOU KNOW HE WILL FOLLOW UP ON IT.
HE'S A PERSON OF INTEGRITY. AND I HOPE HE HAS EXPERIENCED ME THAT WAY, AND I THINK IF HE AND I CAN LEAD FROM THE TOP WITH THOSE KINDS OF VALUES, THEN I THINK THESE TWO DIFFERENT CULTURES THAT PEOPLE TALK ABOUT WILL BE NO PROBLEM. WE ARE TWO COMPANIES WHO HAVE SIMILAR VALUES. WE MAY HAVE DIFFERENT CULTURES, BUT WE'VE GOT SIMILAR VALUES, AND IF WE JUST FOLLOW THOSE VALUE, WE'RE GOING TO END UP WITH A NEW CULTURE THAT WILL WORK FOR BOTH COMPANIES.

>> THANKS, KEN.  I APPRECIATE THAT.  THANKS FOR YOUR TIME.

>>KEN: SURE.